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U.S. Securities and Exchange commission
Washington, D.C. 20549

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FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

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1.  Investment company Act File Number:                       Date examination completed:

               814-82                                            November 23, 2004
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2.  State Identification Number:


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
AL RC0290000   AK 90-00364    AZ S-28092-     AR 89-L744        CA 505-3070   CO 91-03-
074
   10-000145                     QUAL
CT S018328     DE             DC              FL 34131-0031GEC  GA 56891497   HI
ID BC-36434    IL 9222997     IN 92-0283RC    IA                KS 905000021  KY
LA             ME             MD SR910194     MA 92-2024CR      MI 103217     MN R33651
MS FI-8909019  MO 205030      MT 25137        NE 50053          NV R92-155    NH
NJ SR-5242     NM P-921412    NY              NC 451            ND E899       OH 79452
OK             OR 89-0907     PA 89-9-50C     RI                SC 41064      SD 17917
TN RM92-2125   TX             UT 000689020    VT #4/13/92-21    VA            WA C-31295
WV I-15508     WI 246024-01   WY              PUERTO RICO
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  Other (specify):

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3. 	Exact name of investment Company as specified in registration statement:

Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P.
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4. 	Address of principal executive office:  (number, street, city, state, zip code)

1107 Investment Blvd, Suite 180, Eldorado Hills, CA 95762
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To the Managing General Partners of:
Technology Funding Partners III, L.P.,
Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P.,


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P. (collectively, the "Funds") complied with the requirements of subsections
(b) and (c) of rule 17f-2 fn 15 under the Investment Company Act of 1940 (the Act) as of November 23, 2004. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 23, 2004, and with respect to agreement of security purchases and sales, for the period from December 31, 2003, the date of your last examination, through November 23, 2004.

Count and inspection of all securities located in the vault of Borel Private Bank and Trust Company, in San Mateo, California, without prior notice to management
Confirmation of all securities held by institutions in book entry form held at Borel Private Bank and Trust Company
Reconciliation of all such securities to the books and records of the Funds and the Custodian
Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Borel Private Bank and Trust Company records
Agreement of all security purchases and all security sales or maturities since our last report from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 23, 2004, with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Managing General Partners, management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Albuquerque, New Mexico
March 11, 2005

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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P. (collectively, the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 23, 2004, and from December 31, 2003, the date of our last examination, through November 23, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 23, 2004, and from
December 31, 2003, the date of our last examination, through November 23, 2004, with respect to securities reflected in the investment account of the Company.




/s/Charles R. Kokesh
____________________________________
Charles R. Kokesh, President and CEO
March 11, 2005